Exhibit 99.1

Itaú CorpBanca Schedules First Quarter 2016 Financial Results,
Conference Call and Webcast

Santiago, Chile, May 6, 2016. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its results for the first quarter ended March 31, 2016, after the market closes in New York on Thursday, May 12, 2016.

On Friday, May 13, 2016, at 11:00 A.M. Santiago time (10:00 AM ET), the Company's management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú CorpBanca's Chief Financial Officer, and Claudia Labbé, Itaú CorpBanca's Head of Investor Relations.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Itaú CorpBanca" to the operator.

A telephonic replay of the conference call will be available until Friday, May 20, 2016, by dialing +1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#

Slides and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company's website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at
http://itaucorp.irwebpage.com/webcast_2016-1Q.html

About Itaú CorpBanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016. The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and in individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco CorpBanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of March 31, 2016, according to the Chilean Superintendency of Banks, on a pro forma basis Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 12.1% market share.
As of December 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained quite stable at 6.1%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl